
March 16, 2022

Ralph A.J.G. Hamers
Group Chief Executive Officer
UBS AG
Bahnhofstrasse 45, CH-8001
Zurich, Switzerland

> **Re: UBS AG**
> **Registration Statement on Form F-3**
> **Filed March 9, 2022**
> **File No. 333-263376**

Dear Mr. Hamers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance